Exhibit 99.1

Wheaton Precious Metals to Release 2021 Second Quarter Results on August 12, 2021

TSX | NYSE | LSE: WPM

VANCOUVER, BC, July 14, 2021 /CNW/ - Wheaton Precious Metals™ Corp. will release its 2021 second quarter results on Thursday, August 12, 2021, after market close.

A conference call will be held on Friday, August 13, 2021 starting at 11:00 am ET (8:00am PT) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-664-6383
Dial from outside Canada or the US:	1-416-764-8650
Confirmation Number:	26071335
Live webcast:	Webcast URL

The accompanying slideshow will also be available in PDF format on the 'Presentations' page of the Wheaton Precious Metals website before the conference call.

The conference call will be recorded and available until August 20, 2021 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-390-0541
Dial from outside Canada or the US:	1-416-764-8677
Entry code:	071335#
Archived webcast:	Webcast URL

View original content:https://www.prnewswire.com/news-releases/wheaton-precious-metals-to-release-2021-second-quarter-results-on-august-12-2021-301334098.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2021/14/c8240.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:30e 14-JUL-21